April 15, 2019

Via EDGAR

Alison White
Senior Counsel
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:            The Boston Trust & Walden Funds:  File Nos. 33-44964 and 811-06526

Dear Ms. White:

On February 15, 2019, The Boston Trust & Walden Funds (the “Trust”) filed Post-Effective Amendment No. 162 to its Registration Statement on Form N-1A.  On April 1, 2019, you provided oral comments.  The following is a summary of our understanding of your comments and the Trust’s responses.  Where necessary, these responses will be incorporated into Post-Effective Amendment No. 163.

Comment 1:  Please provide completed Fee Tables and Expense Examples prior to submitting the Trust’s Rule 485(b) filing.

Response:  The updated Fee Tables and Expense Examples are attached hereto as Schedule A and will be included in the Trust’s Rule 485(b) filing.

Comment 2:  For each series/fund of the Trust with an expense waiver agreement, please clarify in the preamble to the Expense Example that the waiver is only in effect for the duration of the agreement.

Response:  The Trust has amended the relevant preambles to the Expense Examples to state the following:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual Funds.  The Example assumes a $10,000 investment, a 5% annual return, redemption at the end of each period and that the Fund’s operating expenses remain the same.  The Example reflects the fee waiver and expense reimbursement for the duration of the waiver/reimbursement period only.

Michael.Wible@ThompsonHine.com Phone: 614.469.3297	ps 4815-7291-7905.1

Alison White

April 15, 2019

Comment 3:  In the “Principal Investment Strategies” summary disclosures for Boston Trust Midcap Fund, Boston Trust SMID Cap Fund and Boston Trust Small Cap Fund, please define “equity securities” as used in the second sentence of the each disclosure to include rights to purchase common stock.

Response:  The Trust has amended the second sentence under “Principal Investment Strategies” for each of the aforementioned funds to state the following:

Equity securities include common stock and any rights to purchase common stock.

Comment 4:  For each of Walden Asset Management Fund, Walden Equity Fund, Walden Midcap Fund, Walden SMID Cap Fund, Walden Small Cap Fund and Walden International Equity Fund (the “Walden Funds”), please clarify what is meant by “financially material” as it is used in the first sentence of the second paragraph under the heading “Principal Investment Strategies” in each Walden Fund summary, and as it is used on page 29 of the Prospectus under the heading “Environmental, Social & Governance (ESG) Guidelines.”

Response:   The Trust has amended the relevant disclosures to state the following:

The Adviser evaluates financially material environmental, social, and governance (ESG) factors as part of the investment decision-making process for the Fund.  The Adviser considers financial materiality as it is understood in generally accepted accounting principles—information that would impact the judgment of an informed investor.  The Adviser’s ESG analysis considers the range of impacts that ESG factors may have on future revenues, expenses, assets, liabilities and overall risk.

Comment 5:  Please include examples of the “products and services” referred to in the second sentence of the second paragraph under the heading “Principal Investment Strategies” in each of the Walden Fund summaries, and as it is used on page 29 of the Prospectus under the heading “Environmental, Social & Governance (ESG) Guidelines.”  Please further explain what is meant by the terms “revenue dependence, market share and severity” in the same sentence.

Response:  The Trust has amended the relevant disclosures to state the following:

The Fund is subject to screening criteria in which the Adviser excludes companies with significant exposure in specific products or services, considering their revenue dependence (share of total revenue derived from undesirable products/services), market share (if a company is a market leader in an

Alison White

April 15, 2019

undesirable product despite relatively small share of total company revenue), and severity (how proximate is the product or service to the undesirable product—e.g., minor electronic input to a weapon system).  Examples of products and services are found on page 29 of the Prospectus in the second paragraph under the heading “Environmental, Social & Governance Guidelines.”

Comment 6:  Please clarify what is meant by “active ownership” in the last sentence of the second paragraph under the heading “Principal Investment Strategies” in each Walden Fund summary.

Response:  The Trust has amended the  last sentence under “Principal Investment Strategies” for each of the Walden Funds to state the following:

In addition, the Adviser utilizes active ownership to encourage more sustainable business policies and practices and greater ESG transparency.  The Adviser encourages portfolio companies to improve their ESG performance and transparency through shareholder engagement.  Engagement strategies include proxy voting, dialogue with company management and sponsorship of shareholder resolutions, and public policy advocacy.

Comment 7:  In the second paragraph under the heading “Investment Process” on page 23 of the Prospectus, please consider whether “Security Selection,” “Portfolio Construction” and “Asset Allocation” should be capitalized.

Response:  The Trust has rendered “security selection,” “portfolio construction” and “asset allocation” in lower case.

Comment 8:  In the penultimate sentence of the first paragraph under the heading “Buy Discipline” on page 23 of the Prospectus, please re-state in plain English what is meant by the phrase “assesses its materiality with respect to a range of possible financial outcomes.”

Response:   The Trust has amended the disclosure to state the following:

The Adviser also evaluates a company’s ESG performance and ~~assesses its materiality with respect to a range of possible financial outcomes~~ incorporates its determination of potential financial materiality related to such performance under various economic and business scenarios.

Alison White

April 15, 2019

Comment 9:  In the last sentence of the first paragraph under the heading “Buy Discipline” on page 23 of the Prospectus, please clarify what is meant by the phrase “at the rate of growth implied by their stock prices.”  How can a stock price imply a rate of growth?

Response:   The Trust has considered the Staff’s comment and respectfully declines to amend its disclosures.  The Trust believes that, as written, the disclosure accurately describes instances where increased revenue does not correspond with a high stock price.

Comment 10:  In the last sentence of the second paragraph under the heading “Buy Discipline” on page 23 of the Prospectus, please re-state in plain English what is meant by “duration management, yield curve strategies [and] segment composition.”

Response:   The Trust has amended its disclosures to state the following:

The Adviser seeks to add value through various avenues of active management, including: duration management (judgments relating to the sensitivity of bonds to changes in interest rates), yield curve strategies (judgments regarding the future shape of the yield curve, and differential of short vs. long-term interest rates), segment composition (judgments related to the interest rate spread or premium afforded to various segments of the fixed income investment universe, including government, government agency, and corporate bonds), and individual security selection.

Comment 11:  In the second and third bullet points under the heading “Portfolio Construction” on page 23 of the Prospectus, please specify what is meant by “financial characteristics” as used in the second bullet point and by “valuation characteristics” as used in the third bullet point.  What does “higher quality” mean with respect to “financial characteristics”?

Response:   The Trust has amended its disclosures to state the following:

•                        In the aggregate, each Fund’s equity holdings have financial characteristics the Adviser judges to be higher quality than its investment universe.  Financial characteristics such as leverage ratios, returns on equity or invested capital, are important considerations in the Adviser’s determination of the risk profile of a company.  Higher quality with regard to any financial statement metric refers to the transparency, consistency, accuracy and integrity over time of the financial statements;

•                        In the aggregate, each Fund’s equity holdings have valuation characteristics the Adviser judges to be comparable or more attractive than its investment

Alison White

April 15, 2019

universe.  Key valuation characteristics include price to earnings ratio, earnings per share and free cash flow or free cash flow per share.

Comment 12:  In the Trust’s disclosure of “Currency Risk” on page 28 of the Prospectus, please consider whether the sentence beginning “[s]ome emerging market countries may have fixed or managed currencies . . .” is necessary given that none of the funds in the Trust invest in emerging market countries as a principal investment strategy.

Response:  The Trust has deleted the sentence from its “Currency Risk” disclosure.

Comment 13:  Please consider re-casting the Trust’s “Active Ownership Guidelines” on page 29 of the Prospectus in a manner consistent with the fact sheet on the Trust’s website.

Response:  The Trust has amended its disclosures to state the following:

The Adviser utilized active ownership to encourage more sustainable business practices and greater ESG transparency.  The Adviser encourages portfolio companies to improve their ESG performance and transparency through shareholder engagement.  Engagement strategies include proxy voting, dialogue with company management and sponsorship of shareholder resolutions, and public policy advocacy:  ~~Active ownership strategies include:~~

Comment 14:  With respect to the Trust’s disclosure under the heading “Instructions for Selling Shares” on page 32 of the Prospectus, please note that Item 11(c)(7) of Form N-1A requires that the Trust disclose the number of days following receipt of the request that the Trust will send proceeds.  The current disclosure states the number of days following receipt of the request that the shareholder will receive proceeds.

Response:  The Trust has amended its disclosures to state the following:

Normally ~~you will receive your~~ the Funds will send proceeds, by check or electronic transfer, within seven (7) days after your request is received.

Comment 15:   In the paragraph under the heading “Redemption in Kind” on page 33 of the Prospectus, please disclose whether redemptions in kind would be pro rata slices of the portfolio’s assets, a representative basket of securities or individually selected securities.

Response:  The Trust has added the following disclosure to the paragraph:

Alison White

April 15, 2019

If a ~~either~~ Fund deems it advisable for the benefit of all shareholders, redemption in kind will consist of securities equal in market value to your shares.  To the extent feasible, the Fund expects that a redemption in kind would be a pro rata allocation of the Fund’s portfolio.

Comment 16:  In the penultimate paragraph on page 35 of the Prospectus, please correct the date through which the expense waiver agreements of the relevant series of the Trust is effective.

Response:  The Trust has amended the disclosure to state as follows:

The Funds’ agreement is effective through May 1, ~~2019~~ 2020.

Comment 17:  Please conform the disclosure in the last sentence of the penultimate paragraph on page 35 to the disclosures in the footnotes to the relevant Fee Tables regarding when repayment must be made to the adviser.

Response:  The Trust has amended the last sentence of the paragraph to state as follows:

. . . of its average daily net assets and the repayment is made within three ~~fiscal~~ years following the date ~~fiscal year in~~ on which the expenses occurred.

Very truly yours,

/s/ Michael V. Wible
Michael V. Wible

Alison White April 15, 2019 Page 7 Schedule A – Fee Tables and Expense Examples Boston Trust Asset Management Fund

THOMPSON HINE

Alison White
April 15, 2019
Page 7

Schedule A – Fee Tables and Expense Examples

Boston Trust Asset Management Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Boston Trust Asset Management Fund.

Shareholder Fees (fees paid directly from your investment)	
Maximum Sales Charge (load) Imposed on Purchases	None
Maximum Deferred Sales Charge (load)	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fee	0.75%
Distribution (Rule 12b-1) Fees	None
Other Expenses	0.18%
Total Annual Fund Operating Expenses	0.93%

Example: The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes a $10,000 investment, a 5% annual return, redemption at the end of each period and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$95	$296	$515	$1,143

Alison White April 15, 2019 Page 8 Boston Trust Equity Fund

THOMPSON HINE

Alison White
April 15, 2019
Page 8

Boston Trust Equity Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Boston Trust Equity Fund.

Shareholder Fees (fees paid directly from your investment)	
Maximum Sales Charge (load) Imposed on Purchases	None
Maximum Deferred Sales Charge (load)	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fee	0.75%
Distribution (Rule 12b-1) Fees	None
Other Expenses	0.17%
Total Annual Fund Operating Expenses	0.92%

Example: The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes a $10,000 investment, a 5% annual return, redemption at the end of each period and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$94	$293	$509	$1,131

Alison White April 15, 2019 Page 9 Boston Trust Midcap Fund

THOMPSON HINE

Alison White
April 15, 2019
Page 9

Boston Trust Midcap Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Boston Trust Midcap Fund.

Shareholder Fees (fees paid directly from your investment)	
Maximum Sales Charge (load) Imposed on Purchases	None
Maximum Deferred Sales Charge (load)	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fee	0.75%
Distribution (Rule 12b-1) Fees	None
Other Expenses	0.23%
Total Annual Fund Operating Expenses	0.98%

Example: The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes a $10,000 investment, a 5% annual return, redemption at the end of each period and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$100	$312	$542	$1,201

Alison White April 15, 2019 Page 10 Boston Trust SMID Cap Fund

THOMPSON HINE

Alison White
April 15, 2019
Page 10

Boston Trust SMID Cap Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Boston Trust SMID Cap Fund.

Shareholder Fees (fees paid directly from your investment)	
Maximum Sales Charge (load) Imposed on Purchases	None
Maximum Deferred Sales Charge (load)	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fee	0.75%
Distribution (Rule 12b-1) Fees	None
Other Expenses	0.23%
Total Annual Fund Operating Expenses	0.98%
Fee Waiver and/or Expense Reimbursement[1]	(0.23)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.75%

1 Boston Trust Investment Management, Inc. (the "Adviser") has entered into an expense limitation agreement with the Fund to reduce fees payable to the Adviser and/or reimburse the Fund to limit the Total Fund Operating Expenses of the Fund to 0.75% of its average daily net assets through May 1, 2020 (exclusive of brokerage costs, interest, taxes, dividends, litigation expenses, indemnification, expenses associated with the investments in underlying investment companies and extraordinary expenses (as determined under generally accepted accounting principles)). The Adviser may seek recoupment of fees waived and expenses reimbursed within three years after the expenses occurred if the Fund is able to make the repayment without exceeding the current limitation on Total Fund Operating Expenses, or the limitation in place at the time of initial waiver/reimbursement. The expense limitation agreement may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Management Agreement.

Example: The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes a $10,000 investment, a 5% annual return, redemption at the end of each period and that the Fund's operating expenses remain the same. The Example reflects the fee waiver and expense reimbursement for the duration of the waiver/reimbursement period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$77	$289	$519	$1,180

Alison White April 15, 2019 Page 11 Boston Trust Small Cap Fund

THOMPSON HINE

Alison White
April 15, 2019
Page 11

Boston Trust Small Cap Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Boston Trust Small Cap Fund.

Shareholder Fees (fees paid directly from your investment)	
Maximum Sales Charge (load) Imposed on Purchases	None
Maximum Deferred Sales Charge (load)	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fee	0.75%
Distribution (Rule 12b-1) Fees	None
Other Expenses	0.34%
Total Annual Fund Operating Expenses	1.09%
Fee Waiver and/or Expense Reimbursement[1]	(0.09)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.00%

1 Boston Trust Investment Management, Inc. (the "Adviser") has entered into an expense limitation agreement with the Fund to reduce fees payable to the Adviser and/or reimburse the Fund to limit the Total Fund Operating Expenses of the Fund to 1.00% of its average daily net assets through May 1, 2020 (exclusive of brokerage costs, interest, taxes, dividends, litigation expenses, indemnification, expenses associated with the investments in underlying investment companies and extraordinary expenses (as determined under generally accepted accounting principles)). The Adviser may seek recoupment of fees waived and expenses reimbursed within three years after the expenses occurred if the Fund is able to make the repayment without exceeding the current limitation on Total Fund Operating Expenses, or the limitation in place at the time of initial waiver/reimbursement. The expense limitation agreement may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Management Agreement.

Example: The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes a $10,000 investment, a 5% annual return, redemption at the end of each period and that the Fund's operating expenses remain the same. The Example reflects the fee waiver and expense reimbursement for the duration of the waiver/reimbursement period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$102	$338	$592	$1,321

Alison White April 15, 2019 Page 12 Walden Asset Management Fund

THOMPSON HINE

Alison White
April 15, 2019
Page 12

Walden Asset Management Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Walden Asset Management Fund.

Shareholder Fees (fees paid directly from your investment)	
Maximum Sales Charge (load) Imposed on Purchases	None
Maximum Deferred Sales Charge (load)	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fees	0.75%
Distribution (Rule 12b-1) Fees	None
Other Expenses	0.29%
Total Annual Fund Operating Expenses	1.04%
Fee Waiver and/or Expense Reimbursement[1]	(0.04)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.00%

1 Boston Trust Investment Management, Inc. (the "Adviser") has entered into an expense limitation agreement with the Fund to reduce fees payable to the Adviser and/or reimburse the Fund to limit the Total Fund Operating Expenses of the Fund to 1.00% of its average daily net assets through May 1, 2020 (exclusive of brokerage costs, interest, taxes, dividends, litigation expenses, indemnification, expenses associated with the investments in underlying investment companies and extraordinary expenses (as determined under generally accepted accounting principles)). The Adviser may seek recoupment of fees waived and expenses reimbursed within three years after the expenses occurred if the Fund is able to make the repayment without exceeding the current limitation on Total Fund Operating Expenses, or the limitation in place at the time of initial waiver/reimbursement. The expense limitation agreement may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Management Agreement.

Example: The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes a $10,000 investment, a 5% annual return, redemption at the end of each period and that the Fund's operating expenses remain the same. The Example reflects the fee waiver and expense reimbursement for the duration of the waiver/reimbursement period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$102	$327	$570	$1,267

Alison White April 15, 2019 Page 13 Walden Equity Fund

THOMPSON HINE

Alison White
April 15, 2019
Page 13

Walden Equity Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Walden Equity Fund.

Shareholder Fees (fees paid directly from your investment)	
Maximum Sales Charge (load) Imposed on Purchases	None
Maximum Deferred Sales Charge (load)	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fees	0.75%
Distribution (Rule 12b-1) Fees	None
Other Expenses	0.33%
Total Annual Fund Operating Expenses	1.08%
Fee Waiver and/or Expense Reimbursement[1]	(0.08)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.00%

1 Boston Trust Investment Management, Inc. (the "Adviser") has entered into an expense limitation agreement with the Fund to reduce fees payable to the Adviser and/or reimburse the Fund to limit the Total Fund Operating Expenses of the Fund to 1.00% of its average daily net assets through May 1, 2020 (exclusive of brokerage costs, interest, taxes, dividends, litigation expenses, indemnification, expenses associated with the investments in underlying investment companies and extraordinary expenses (as determined under generally accepted accounting principles)). The Adviser may seek recoupment of fees waived and expenses reimbursed within three years after the expenses occurred if the Fund is able to make the repayment without exceeding the current limitation on Total Fund Operating Expenses, or the limitation in place at the time of initial waiver/reimbursement. The expense limitation agreement may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Management Agreement.

Example: The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes a $10,000 investment, a 5% annual return, redemption at the end of each period and that the Fund's operating expenses remain the same. The Example reflects the fee waiver and expense reimbursement for the duration of the waiver/reimbursement period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$102	$336	$588	$1,310

Alison White April 15, 2019 Page 14 Walden Midcap Fund

THOMPSON HINE

Alison White
April 15, 2019
Page 14

Walden Midcap Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Walden Midcap Fund.

Shareholder Fees (fees paid directly from your investment)	
Maximum Sales Charge (load) Imposed on Purchases	None
Maximum Deferred Sales Charge (load)	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fee	0.75%
Distribution (Rule 12b-1) Fees	None
Other Expenses	0.25%
Total Annual Fund Operating Expenses	1.00%

Example: The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes a $10,000 investment, a 5% annual return, redemption at the end of each period and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$102	$318	$552	$1,225

Alison White April 15, 2019 Page 15 Walden SMID Cap Fund

Thompson Hine

Alison White
April 15, 2019
Page 15

Walden SMID Cap Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Walden SMID Cap Fund.

Shareholder Fees (fees paid directly from your investment)	
Maximum Sales Charge (load) Imposed on Purchases	None
Maximum Deferred Sales Charge (load)	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fees	0.75%
Distribution (Rule 12b-1) Fees	None
Other Expenses	0.33%
Total Annual Fund Operating Expenses	1.08%
Fee Waiver and/or Expense Reimbursement[1]	(0.08)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.00%

1 Boston Trust Investment Management, Inc. (the "Adviser") has entered into an expense limitation agreement with the Fund to reduce fees payable to the Adviser and/or reimburse the Fund to limit the Total Fund Operating Expenses of the Fund to 1.00% of its average daily net assets through May 1, 2020 (exclusive of brokerage costs, interest, taxes, dividends, litigation expenses, indemnification, expenses associated with the investments in underlying investment companies and extraordinary expenses (as determined under generally accepted accounting principles)). The Adviser may seek recoupment of fees waived and expenses reimbursed within three years after the expenses occurred if the Fund is able to make the repayment without exceeding the current limitation on Total Fund Operating Expenses, or the limitation in place at the time of initial waiver/reimbursement. The expense limitation agreement may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Management Agreement.

Example: The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes a $10,000 investment, a 5% annual return, redemption at the end of each period and that the Fund's operating expenses remain the same. The Example reflects the fee waiver and expense reimbursement for the duration of the waiver/reimbursement period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$102	$336	$588	$1,310

Alison White April 15, 2019 Page 16 Walden Small Cap Fund

THOMPSON HINE

Alison White
April 15, 2019
Page 16

Walden Small Cap Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Walden Small Cap Fund.

Shareholder Fees (fees paid directly from your investment)	
Maximum Sales Charge (load) Imposed on Purchases	None
Maximum Deferred Sales Charge (load)	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fees	0.75%
Distribution (Rule 12b-1) Fees	None
Other Expenses	0.30%
Total Annual Fund Operating Expenses	1.05%
Fee Waiver and/or Expense Reimbursement[1]	(0.05)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.00%

1 Boston Trust Investment Management, Inc. (the "Adviser") has entered into an expense limitation agreement with the Fund to reduce fees payable to the Adviser and/or reimburse the Fund to limit the Total Fund Operating Expenses of the Fund to 1.00% of its average daily net assets through May 1, 2020 (exclusive of brokerage costs, interest, taxes, dividends, litigation expenses, indemnification, expenses associated with the investments in underlying investment companies and extraordinary expenses (as determined under generally accepted accounting principles)). The Adviser may seek recoupment of fees waived and expenses reimbursed within three years after the expenses occurred if the Fund is able to make the repayment without exceeding the current limitation on Total Fund Operating Expenses, or the limitation in place at the time of initial waiver/reimbursement. The expense limitation agreement may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Management Agreement.

Example: The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes a $10,000 investment, a 5% annual return, redemption at the end of each period and that the Fund's operating expenses remain the same. The Example reflects the fee waiver and expense reimbursement for the duration of the waiver/reimbursement period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$102	$329	$575	$1,278

Alison White April 15, 2019 Page 17 Walden International Equity Fund

THOMPSON HINE

Alison White
April 15, 2019
Page 17

Walden International Equity Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Walden International Equity Fund.

Shareholder Fees (fees paid directly from your investment)	
Maximum Sales Charge (load) Imposed on Purchases	None
Maximum Deferred Sales Charge (load)	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management Fee	0.75%
Distribution (Rule 12b-1) Fees	None
Other Expenses	0.42%
Total Annual Fund Operating Expenses	1.17%
Fee Waiver and/or Expense Reimbursement[1]	(0.02)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.15%

1 Boston Trust Investment Management, Inc. (the "Adviser") has entered into an expense limitation agreement with the Fund to reduce fees payable to the Adviser and/or reimburse the Fund to limit the Total Fund Operating Expenses of the Fund to 1.15% of its average daily net assets through May 1, 2020(exclusive of brokerage costs, interest, taxes, dividends, litigation expenses, indemnification, expenses associated with the investments in underlying investment companies and extraordinary expenses (as determined under generally accepted accounting principles)). The Adviser may seek recoupment of fees waived and expenses reimbursed within three years after the expenses occurred if the Fund is able to make the repayment without exceeding the current limitation on Total Fund Operating Expenses, or the limitation in place at the time of initial waiver/reimbursement. The expense limitation agreement may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Management Agreement.

Example: The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes a $10,000 investment, a 5% annual return, redemption at the end of each period and that the Fund's operating expenses remain the same. The Example reflects the fee waiver and expense reimbursement for the duration of the waiver/reimbursement period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$117	$370	$642	$1,419